

SWANK

ANNUAL REPORT

2010

Received SEC

JUL 15 2011

Washington, DC 20549

To Our Stockholders and Friends

SEC
Mail Processing
Section

JUL 15 2011

Washington, DC
107

Chairman's Letter

The combination of a recovering economy, an improving retail climate, and a strong performance by your Company lead to increases in both net sales and net income in 2010. Our net sales increased 15.6% to $132,702,000 in 2010 compared to $114,798,000 in 2009. Income before taxes increased 67.5% to $6,086,000 compared to $3,633,000 last year while net income improved to $4,174,000 compared to $1,778,000. This performance is even more impressive considering that earnings in 2010 were adversely affected by an expense recorded during the first quarter of $1,492,000 associated with the termination of our relationship with Style 365, LLC, a marketer of women's belts and accessories. We ended the 2010 fall and holiday season on a high note with fourth quarter net sales increasing 26.2% and net income nearly tripling compared to 2009.

As the economy stabilized during the first half of 2010, a number of the sales initiatives we developed during previous years began to show results. We redoubled our efforts to more fully understand the needs of both our retail customers and our consumers in this volatile economy and then deliver new and compelling merchandise concepts to meet those needs. By any measure, our 2010 results prove yet again that our strategy is working. Our merchandise collections continued to enjoy broad consumer acceptance during the year, demonstrating the consistent strength of our product and our designer brand names. In addition, we were able to significantly expand our market share, particularly for our men's belts. As part of our strategy to reach beyond our traditional base of department, chain, and specialty store accounts, we developed and shipped merchandise programs to each of the three major warehouse clubs. Although the timing of these orders can be somewhat unpredictable, we have established solid working relationships with each of these accounts and believe we are well positioned to take advantage of future sales opportunities as they arise.

Our success is driven by delivering compelling merchandise concepts, nurturing long-standing retail relationships, and cultivating mutually beneficial business partnerships with some of the most respected designer names in the industry. Working together with our vendors, customers, and licensors we look forward to building on that success for many years to come. A special thanks goes to our dedicated employees who work tirelessly to make it all possible and our loyal shareholders and directors for their assistance and support.

While 2010 was generally a good year for the Company, all of us at Swank were deeply saddened by the recent passing of Raymond Vise, our former Senior Vice President and National Sales Manager who continued on as a member of our board of directors following his retirement in 1987. Ray was a respected and beloved member of our management team, serving the Company in various capacities for close to 70 years. He was a wise and respected member of the board whose counsel will be sorely missed. He was a great leader, a better friend, and an inspiration to us all.

Sincerely yours,
John Tulin



Chairman of the Board –
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are currently engaged in the importation, sale and distribution of men's and women's belts, leather accessories, suspenders, and men's jewelry. Our products are sold both domestically and internationally under a broad assortment of brands including both licensed tradenames and private labels. We distribute our merchandise principally through department stores and through a wide variety of specialty stores and mass merchandisers. We also operate three factory outlet stores primarily to distribute excess and out-of-line merchandise.

Our merchandise collections enjoyed continued success during 2010 resulting in a significant increase in our sales volume compared to 2009. The sales increase helped drive our net income for the year to $4,174,000 compared to net income for the corresponding period last year of $1,778,000. Income before taxes in 2010 was $6,086,000 compared to $3,633,000 in 2009. Our results for 2010 were affected by a $1,492,000 expense associated with the termination of our relationship with Style 365 LLC ("Style 365"), a marketer of women's belts and accessories, which was included in cost of goods sold during the first quarter.

Net sales during 2010 increased 15.6% to $132,702,000 compared to $114,798,000 in 2009. The increase was due to higher shipments of our men's belts and personal leather accessories offset in part by increases in in-store markdowns and other dilutive allowances. The increase in belt shipments was due to orders received during the year from certain "club store" accounts as well as higher shipments to various department store customers in connection with the expansion of existing merchandise programs and the introduction of new collections. Allowances and other promotional arrangements which are typically volume-based, increased due to higher net sales particularly during the fall 2010 selling season.

Gross profit for the year ended December 31, 2010 was $41,049,000, up 12.7% from last year's $36,426,000. Gross profit as a percentage of net sales was 30.9% compared to 31.7% in 2009. The expense associated with Style 365 described above reduced gross profit as a percentage of net sales in 2010 by approximately 1.1 percentage points. The increase in gross profit was due to higher net sales and a decrease in inventory control costs, offset in part by increases in royalty expense and a decrease in markup. Selling and administrative expenses for the 12 months ended December 31, 2010 increased 6.7% to $34,541,000 compared to $32,384,000 for the corresponding prior-year period. As a percentage of net sales, selling and administrative expense fell to 26.0% compared to 28.2% in 2009.

Critical Accounting Policies and Estimates

We believe that the accounting policies discussed below are important to an understanding of our financial statements because they require management to exercise judgment and estimate the effects of uncertain matters in the preparation and reporting of financial results. Accordingly, management cautions that these policies and the judgments and estimates they involve are subject to revision and adjustment in the future. Management believes the other accounting policies discussed in Note B to the financial statements are also important in understanding the statements.

Revenue Recognition

Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. The Company records revenues net of sales allowances, including cash discounts, in-store customer allowances, cooperative advertising, and customer returns, which are all accounted for in accordance with Accounting Standards Codification ("ASC") 605-15, "Revenue Recognition". Sales allowances are estimated using a number of factors including historical experience, current trends in the retail industry and individual customer and product experience. The Company reduces net sales and cost of sales by the estimated effect of future

returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Allowance for Doubtful Accounts

The Company determines allowances for doubtful accounts using a number of factors including historical collection experience, general economic conditions and the amount of time an account receivable is past its payment due date. In certain circumstances where it is believed a customer is unable to meet its financial obligations, a specific allowance for doubtful accounts is recorded to reduce the account receivable to the amount believed to be collectable.

Environmental Costs

In accordance with ASC 410-30, "Environmental Obligations", environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or a commitment made by us to a formal plan of action or other appropriate benchmark (see Note H to the financial statements for additional discussion).

Inventory and Reserves

Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. Our inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. We believe that our inventory has been adequately adjusted, where appropriate, and that we have adequate channels to dispose of excess and obsolete inventory.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. When necessary, a valuation allowance is recorded to reflect the estimated realization of the deferred tax asset. We determine if a valuation allowance for deferred tax assets is required based upon projections of taxable income or loss for future tax years in which the temporary differences that created the deferred tax asset are anticipated to reverse and the likelihood that the deferred tax assets will be recovered.

2010 vs. 2009

Net sales

Net sales for the year ended December 31, 2010 increased 15.6% to $132,702,000 compared to $114,798,000 in 2009. The increase was due to higher shipments of our men's belts and personal leather accessories offset in part by increases in in-store markdowns and other dilutive allowances. Our belt net sales increased by 29.3% due to orders for certain branded belts received during the year from "club store" accounts as well as higher shipments to a number of our department store customers in connection with the expansion of existing merchandise programs or, in certain cases, the introduction of new ones. The increase in our personal leather goods net sales was mainly due to higher shipping volumes to certain of our department store customers in connection with orders for both private label and branded merchandise collections. Allowances and other

promotional arrangements increased due to the higher net sales, particularly during the fall 2010 selling season. Expenditures associated with these arrangements are typically volume-based and will generally vary based on both gross sales and customer mix. International net sales, including net sales to certain military accounts, increased 6.0% during 2010 due to higher shipments of our belt merchandise offset partially by a decrease in personal leather goods shipments. The increase in belts was mainly due to higher shipments of our Tommy Hilfiger, Kenneth Cole, and Buffalo David Bitton collections to the retail divisions of certain of our licensors (and their master licensees) while the decrease in personal leather goods was due to reduced volume to customers in Canada and Japan. Export net sales accounted for approximately 7% and 8% of our total net sales during 2010 and 2009, respectively.

Net sales in both 2010 and 2009 were favorably affected by the annual returns adjustment made during each year's second quarter. Each month we reduce net sales and cost of sales by the estimated effect of future returns of current period shipments. At the end of the spring season, upon the completion of processing returns from the preceding fall, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $782,000 and $668,000 for the fiscal years ended December 31, 2010 and December 31, 2009, respectively. Our actual returns experience during both the spring 2010 and spring 2009 seasons was better than anticipated compared to the reserves established at December 31, 2009 and December 31, 2008, respectively. These reserves are developed in consideration of shipments made during our fall selling seasons and are generally associated with the holiday period. We have reduced our overall level of customer returns during the past several years by assisting retailers in promoting excess and discontinued merchandise following the holiday season to accelerate retail sales of these goods to reduce returns.

Gross profit

Gross profit for the 12 months ended December 31, 2010 increased 12.7% to $41,049,000, compared to last year's $36,426,000. Gross profit as a percentage of net sales was 30.9% compared to 31.7% for the prior year. As discussed above, during 2010's first quarter, we recorded an expense which was included in cost of goods sold, of $1,492,000 associated with the termination of our relationship with Style 365. This charge reflects costs incurred by us in connection with the liquidation of certain inventory-related commitments and reduced gross profit expressed as a percentage of net sales in 2010 by approximately 1.1 percentage points.

The increase in gross profit was due to higher net sales and a decrease in inventory control costs, offset in part by increases in royalty expense and a decrease in average markup resulting from a change in our sales mix relative to 2009. Royalty expenses associated with our various license agreements increased 14.5% to $7,732,000 in 2010 due primarily to higher net sales of certain licensed merchandise, particularly belts. Expressed as a percentage of net sales, however, royalty expense was approximately even with last year at 5.8%.

Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $547,000 and $440,000 for the years ended December 31, 2010 and 2009, respectively.

Selling and Administrative Expense

Selling and administrative expenses for the year ended December 31, 2010 were $34,541,000, compared to $32,384,000 for the same period last year, reflecting an increase of $2,157,000, or 6.7%, and as a percentage of net sales, decreased to 26.0% compared to 28.2% in 2009.

Selling expenses for the twelve-month period increased $2,248,000 or 9.0% but as a percentage of net sales decreased to 20.5% compared to 21.7% in 2009. The increase in dollars was primarily due to increases in

volume-driven sales costs including sales compensation and related benefits, advertising in support of our various license agreements, and warehouse and distribution costs. We include shipping and handling costs in selling expenses in our statement of income. Total shipping and handling costs in fiscal 2010 and 2009 were $6,990,000 and $5,581,000, respectively. The increase during 2010 was mainly due to higher compensation costs associated with shipping and warehouse employees including insurance and other benefits, outside labor charges, and shipping and packaging supplies.

Our license agreements generally include minimum advertising and promotional spending requirements. Advertising and promotional costs charged to selling expense in support of our men's accessories business, exclusive of cooperative advertising and display expenditures (which are included in net sales and cost of sales, respectively), totaled 2.5% of net sales for the year ended December 31, 2010 compared to 2.7% in 2009.

Administrative expenses during 2010 decreased 1.2% to $7,387,000 compared to $7,478,000 for the prior year. Administrative expenses expressed as a percentage of net sales were 5.6% and 6.5% for the years ended December 31, 2010 and 2009, respectively. The decrease in administrative expenses in 2010 was due to reductions in costs associated with certain insurance benefits, offset in part by increases in professional fees, compensation, and environmental-related expenses.

Promotional Expenditures

We routinely make advertising and promotional expenditures to enhance our business and support the advertising and promotion activity of our licensors. Promotional expenditures included in selling and administrative expenses totaled $3,228,000 and $3,130,000 and, as a percentage of net sales, were 2.5% and 2.7%, for 2010 and 2009, respectively. We also make expenditures in support of cooperative advertising arrangements with certain of our retail customers. These expenses, which are included in net sales, totaled $1,482,000 and $1,027,000 in 2010 and 2009, respectively. Expenditures associated with merchandise displays and fixturing, which we include in cost of sales were $576,000 in 2010, approximately even with 2009's amount.

Interest Expense

Net interest expense for the year ended December 31, 2010 increased $13,000 or 3.2% compared to 2009. Average borrowing costs under our revolving credit agreement increased slightly during the year while average monthly borrowings declined to $8,587,000 from $8,828,000 in 2009.

Provision for Income Taxes

We recorded an income tax provision of $1,912,000 in 2010 compared to a provision of $1,855,000 during 2009. Our effective tax rate in 2010 was 31.4% compared to 51.0% in 2009. The decrease was mainly due to a state income tax refund recorded during the first quarter of 2010. In addition, during 2009, we recorded an adjustment to state income tax expense to reflect differences between amounts previously recognized for financial reporting purposes and amounts reported on certain of our state tax returns for years prior to 2009. The effect of the adjustment was immaterial to all years presented. In accordance with the criteria established in ASC 740-10 (formerly Statement of Financial Accounting Standards No. 109), "Accounting for Income Taxes" ("SFAS 109"), we regularly assess the status of our valuation allowance, if any, based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. Based upon our evaluation at December 31, 2010, we recorded a valuation allowance of $216,000 against our deferred tax asset in connection with certain state net operating loss carryforwards which are not expected to be realized.

We adopted the provisions of ASC 740-10 (formerly FASB Interpretation No. 48), "Income Taxes", on January 1, 2007. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of ASC 740-10 had no effect on our financial condition, results of operations, or cash flows during 2010.

Liquidity and Capital Resources

Cash used in operations in 2010 was $1,738,000 compared to cash provided of $10,655,000 in 2009. Cash was used during 2010 mainly to fund increases in accounts receivable and decreases in accounts payable offset in part by net income, adjusted for certain non-cash charges including bad debt write-offs, depreciation and amortization, and stock option compensation expense. Cash was also provided during the year by decreases in net inventory and increases in accrued royalties and other current liabilities. The increase in accounts receivable during 2010 was due to higher net sales particularly during the fourth quarter relative to the same time last year. The decrease in accounts payable occurred primarily during 2010's first quarter and resulted from vendor payments made in connection with inventory commitments associated with spring season net sales. Inventory levels during our 2010 spring season were generally planned higher than during the same period in 2009 due to anticipated increases in net sales. Cash used in investing activities was $738,000 in 2010 compared to $380,000 in 2009. The increase was mainly due to higher capital expenditures.

Cash provided by financing activities during 2010 was $5,140,000 compared to cash used of $10,047,000 in 2009. Cash was provided in 2010 by an increase in net borrowings under our revolving credit agreement while cash was used last year to reduce borrowings. We used $147,000 and $42,000 in 2010 and 2009, respectively, for the purchase of treasury stock.

Working capital financing is provided primarily by cash flows from operating activities and a $32,000,000 Loan and Security Agreement signed on June 30, 2004, as amended (the "2004 Loan Agreement") with Wells Fargo Foothill, Inc. ("WFF"), which has a maturity date of June 29, 2012. The 2004 Loan Agreement is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly earnings before interest, taxes, depreciation, and amortization requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus .50% or at WFF's LIBOR rate plus 2.25%. We also are required to pay a monthly unused line fee of .375% of the maximum revolving credit amount (for the period January 1 through June 30 of each year, $25,000,000) less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. At December 31, 2010 and 2009, we had available lines of $18,577,000 and $22,446,000, respectively. As of December 31, 2010, we were in compliance with all covenants contained within the 2004 Loan Agreement.

During the normal course of business, we are exposed to interest rate change market risk with respect to borrowings under our 2004 Loan Agreement. The seasonal nature of our business typically requires that we build inventories during the course of the year in anticipation of heavy shipments to retailers during the upcoming holiday season. Accordingly, our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates may, especially during peak borrowing periods, have a negative impact on short-term results. We are also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products.

In the ordinary course of business, we may, from time to time, be contingently liable for performance under letters of credit. We had no outstanding letters of credit at December 31, 2010 or December 31, 2009. We are required to pay a fee quarterly equal to 2.0% per annum on outstanding letters of credit.

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executive's employment and, under certain circumstances, for a period of time following their termination.

Capital Expenditures

We expect that cash from operations and availability under our 2004 Loan Agreement will be sufficient to fund our ongoing program of replacing aging machinery and equipment to maintain or enhance operating efficiencies.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet contractual arrangements, as that term is used in Item 303(a)(4) of Regulation S-K.

Forward-Looking Statements.

In order to keep stockholders and investors informed of the future plans of Swank, Inc. (which is referred to alternatively in this Annual Report as the "Company," "we," "us," and/or "our"), this Annual Report contains and, from time to time, other reports and oral or written statements issued by us may contain, forward-looking statements concerning, among other things, our future plans and objectives that are or may be deemed to be "forward-looking statements." Our ability to do this has been fostered by the Private Securities Litigation Reform Act of 1995 which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Our forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements, including, but not limited to, general economic and business conditions (including the current worldwide economic downturn and disruption in financial and credit markets), competition in the accessories markets; potential changes in customer spending; acceptance of our product offerings and designs; the level of inventories maintained by our customers; the variability of consumer spending resulting from changes in domestic economic activity; a highly promotional retail environment; any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements; and the impact of the hostilities in the Middle East and the possibility of hostilities in other geographic areas as well as other geopolitical concerns. Accordingly, actual results may differ materially from such forward-looking statements. You are urged to consider all such factors. In light of the uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. We assume no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance that eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an

entity's continuing involvement in and exposure to the risks related to transferred financial assets. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance as of January 1, 2010 did not have a material effect on our financial condition, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standards Update No. 09-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)" ("ASU 09-13"). ASU 09-13 updates the existing multiple-element arrangement guidance currently in ASC 605-25 "Revenue Recognition - Multiple-Element-Arrangements". This new guidance eliminates the requirement that all undelivered elements have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the fiscal year ending December 31, 2011, with early adoption permitted. We expect to adopt the standard in the first quarter of 2011. We do not expect the adoption of this guidance in 2011 to have a material effect on our financial condition, results of operations or cash flows.

In December 2009, the FASB issued Accounting Standards Update 2009-17 ("ASU 2009-17"), which codifies SFAS No. 167, Amendments to FASB Interpretation No. 46(R) issued in June 2009. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for interim and annual reporting periods beginning after November 15, 2009. The adoption of this guidance as of January 1, 2010 did not have a material effect on our financial condition, results of operations or cash flows.

In January 2010, the FASB issued an update regarding improving disclosures about fair value measurements. The update provides amendments requiring entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition the update requires entities to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements were effective for us in the first quarter of 2010 and had no impact on our financial condition, results of operations, or cash flows. The disclosures related to Level 3 fair value measurements are effective for us in the first quarter of 2011, but we do not expect this guidance to have a material impact on our financial condition, results of operations or cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Swank, Inc.
New York, New York

We have audited the accompanying balance sheets of Swank, Inc. (the "Company") as of December 31, 2010 and 2009 and the related statements of income, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit over its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swank, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

BDO USA, LLP

Boston, Massachusetts
March 31, 2011

Swank, Inc.

Balance Sheets as of December 31,

(Dollars in thousands except per share data)

Assets		**2010**		2009
Current:				
Cash and cash equivalents	**$**	**3,235**	$	571
Accounts receivable, less allowances of $7,798 and $6,137, respectively		**20,214**		16,324
Inventories, net:				
Work in process		**773**		872
Finished goods		**21,848**		22,872
Total inventories, net		**22,621**		23,744
Deferred taxes, current		**2,713**		2,132
Prepaid and other current assets		**1,150**		1,293
Total current assets		**49,933**		44,064
Property, plant and equipment, at cost:				
Land and buildings		**29**		29
Machinery, equipment and software		**2,411**		1,921
Leasehold improvements		**904**		873
Total property, plant and equipment at cost		**3,344**		2,823
Less accumulated depreciation		**2,212**		1,935
Total property, plant and equipment, net		**1,132**		888
Deferred taxes, noncurrent		**2,118**		2,252
Other assets		**2,905**		3,479
Total noncurrent assets		**6,155**		6,619
Total Assets	**$**	**56,088**	$	50,683
Liabilities				
Current:				
Note payable to bank	**$**	**5,287**	$	-
Current portion of long-term obligations		**711**		497
Accounts payable		**4,151**		9,456
Accrued employee compensation		**1,748**		2,016
Accrued royalties payable		**1,583**		1,132
Income taxes payable		**761**		762
Other current liabilities		**1,572**		804
Total current liabilities		**15,813**		14,667
Total long-term obligations, net of current portion		**6,584**		6,432
Total Liabilities		**22,397**		21,099
Commitments and contingencies				
Stockholders' Equity				
Preferred stock, par value $1.00 Authorized - 300,000 shares		**-**		-
Common stock, par value $.10 Authorized -- 43,000,000 shares Issued - 6,429,095 and 6,418,789 shares, respectively		**642**		642
Capital in excess of par value		**2,605**		2,322
Retained earnings		**33,430**		29,256
Accumulated other comprehensive loss		**(696)**		(493)
Treasury stock at cost – 800,350 and 752,489 shares, respectively		**(2,290)**		(2,143)
Total Stockholders' Equity		**33,691**		29,584
Total Liabilities and Stockholders' Equity	**$**	**56,088**	$	50,683

The accompanying notes are an integral part of the financial statements.

Swank, Inc.
Statements of Income
For the Years Ended December 31,
(In thousands, except share and per share data)

	2010	2009
Net sales	**$ 132,702**	$ 114,798
Cost of goods sold	**90,161**	78,372
Costs associated with termination of Style 365 agreement	**1,492**	-
Total cost of goods sold	**91,653**	78,372
Gross profit	**41,049**	36,426
Selling and administrative expenses	**34,541**	32,384
Income from operations	**6,508**	4,042
Interest expense, net	**422**	409
Income before provision for income taxes	**6,086**	3,633
Provision for income taxes	**1,912**	1,855
Net income	**$ 4,174**	$ 1,778
Share and per share information:		
Weighted average common shares outstanding -- basic	**5,664,236**	5,670,438
Basic net income per common share	**$ .74**	$ .31
Weighted average common shares outstanding -- diluted	**5,664,236**	5,670,756
Diluted net income per share	**$ .74**	$ .31

The accompanying notes are an integral part of the financial statements.

Swank, Inc.

Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)

For the Years Ended December 31, 2010 and 2009 (Dollars in thousands)	Common Stock, Par Value $.10 Shares	Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Amount	Total Stockholders' Equity	Comprehensive Income (loss)
Balance, December 31, 2008	6,385,379	639	2,037	27,478	(378)	736,999	(2,101)	27,675	
Net income				1,778				1,778	$ 1,778
Stock-based compensation expense			253					253	
Common stock repurchased						15,490	(42)	(42)	
Issuance of common stock in lieu of cash compensation	33,410	3	32					35	
Other comprehensive income (loss):									
Minimum pension liability adjustment, net of tax of $108					(113)			(113)	(113)
Unrealized (loss) on securities available for sale					(2)			(2)	(2)
Total comprehensive income									$ 1,663
Balance, December 31, 2009	6,418,789	$ 642	$ 2,322	$ 29,256	$ (493)	752,489	$ (2,143)	$ 29,584	
Net income				4,174				4,174	$ 4,174
Stock-based compensation expense			253					253	
Common stock repurchased						47,861	(147)	(147)	
Issuance of common stock in lieu of cash compensation	10,306	-	30					30	
Other comprehensive income (loss):									
Minimum pension liability adjustment, net of tax of $132					(203)			(203)	(203)
Total comprehensive income									$ 3,971
Balance, December 31, 2010	**6,429,095**	**$ 642**	**$ 2,605**	**$ 33,430**	**$ (696)**	**800,350**	**$ (2,290)**	**$ 33,691**	

The accompanying notes are an integral part of the financial statements.

Swank, Inc.
Statements of Cash Flows
(Dollars in thousands)
For the Years Ended December 31,

	2010	2009
Cash flows from operating activities:		
Net income	**$ 4,174**	$ 1,778
Adjustments to reconcile net income to net cash provided by (used in) operations:		
Provision for bad debt	**210**	155
Depreciation and amortization	**353**	393
Stock-based compensation expense	**253**	253
Proceeds from life insurance	**390**	514
Decrease in cash surrender value of life insurance	**-**	427
(Increase) in deferred income tax, net of allowance	**(447)**	(268)
Changes in assets and liabilities:		
Decrease (increase) in accounts receivable	**(4,101)**	(2,977)
Decrease in inventories	**1,124**	2,542
Decrease (increase) in prepaid and other assets	**37**	1,152
Increase (decrease) in accounts payable, accrued and other liabilities	**(4,112)**	5,694
Increase (decrease) in income taxes payable	**-**	722
Increase (decrease) in other long-term obligations and deferred credits	**381**	270
Net cash (used in) provided by operations	**(1,738)**	10,655
Cash flows from investing activities:		
Capital expenditures	**(569)**	(92)
Premiums on life insurance	**(169)**	(288)
Net cash (used in) investing activities	**(738)**	(380)
Cash flows from financing activities:		
Borrowings under revolving credit agreements	**86,590**	62,951
Payments of revolving credit obligations	**(81,303)**	(72,956)
Treasury stock repurchased	**(147)**	(42)
Net cash provided by (used in) financing activities	**5,140**	(10,047)
Net increase in cash and cash equivalents	**2,664**	228
Cash and cash equivalents at beginning of year	**571**	343
Cash and cash equivalents at end of year	**$ 3,235**	$ 571
Cash paid during the year for:		
Interest	**$ 422**	$ 386
Income taxes	**$ 2,874**	$ 851
Non-cash transactions during the period:		
Issuance of common stock in lieu of cash compensation	**$ 30**	$ 35

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

A. The Company

The Company is engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry and women's accessories, principally belts. These products are sold both domestically and internationally, principally through department stores, and also through a wide variety of specialty stores and mass merchandisers. The Company also operates three factory outlet stores primarily to distribute excess and out of line merchandise.

B. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of Swank, Inc. Amounts are in thousands except for share and per share data.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. Allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, which are all accounted for in accordance with ASC 605-15 (formerly Statement of Financial Accounting Standards No. 48), "Revenue Recognition When Right of Return Exists" and ASC 815-30 (formerly Emerging Issues Task Force Issue No. 01-09), "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products", are provided for at the time the revenue is recognized based upon historical experience, current trends in the retail industry and individual customer and product experience. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Allowances for Accounts Receivable

Our allowances for receivables include cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts are reflected in selling and administrative expenses. We perform ongoing credit evaluations of our customers and maintain allowances for potential bad debt losses. We do not typically require collateral from our customers. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. Allowances for in-store markdowns and cooperative advertising reflect the estimated costs of our share of certain promotions by our retail customers. Allowances for accounts receivable are generally at

their seasonal highs on December 31. Reductions of allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. Allowances for accounts receivable are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provisions for bad debts in 2010 and 2009 were $210,000 and $155,000, respectively.

Concentration of Credit Risk

We sell products primarily to major retailers within the United States. In each of fiscal 2010 and 2009, our three largest customers were Macy's, Inc. ("Macy's), Kohl's Corporation ("Kohl's"), and The TJX Companies ("TJX"). These three customers combined accounted for approximately 39% and 45% of trade receivables (gross of allowances) at December 31, 2010 and 2009, respectively.

During 2010, net sales to Macy's, Kohl's, and TJX accounted for approximately 16%, 15%, and 9%, respectively, of our total net sales. In fiscal 2009, Macy's, Kohl's, and TJX accounted for approximately 20%, 17% and 10%, respectively, of our total net sales. No other customer accounted for more than 10% of net sales during either of our last two fiscal years. Exports to foreign countries accounted for approximately 7% and 8% of net sales in fiscal year 2010 and 2009, respectively. During the normal course of business, we are exposed to interest rate change market risk with respect to borrowings under our 2004 Loan Agreement. The seasonal nature of our business typically requires that we build inventories during the course of the year in anticipation of heavy shipments to retailers during the upcoming holiday season. Accordingly, our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our 2004 Loan Agreement is presently the prime rate plus a margin of .50% or LIBOR plus a margin of 2.25%) may, especially during peak borrowing periods, have a negative impact on short-term results. We are also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products.

We purchase substantially all of our small leather goods, principally wallets, from a single supplier in India. Unexpected disruption of this source of supply could have an adverse effect on our small leather goods business in the short-term depending upon our inventory position and on the seasonal shipping requirements at that time. However, we believe that alternative sources for small leather goods are available and could be utilized by us within several months. We also purchase substantially all of our finished belts and other accessories from a number of suppliers, primarily in Asia. We believe that alternative suppliers are readily available for substantially all such purchased items.

Inventories

Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. Our inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately adjusted, where appropriate, and that we have adequate channels to dispose of excess and obsolete inventory.

Property Plant and Equipment

Property, plant and equipment are stated at cost. We provide for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets over estimated useful lives of 10-45 years for buildings and improvements and 3-12 years for machinery, equipment and software. Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.

We review the carrying value of our long-lived assets in accordance with ASC 360-10 (formerly Statement of Financial Accounting Standards No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events and circumstances indicate that the assets might be impaired and the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If such assets are considered impaired, the impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved.

Other Assets

Other Assets at December 31, 2009 include approximately $90,000 in restricted cash in connection with a security deposit associated with a sublease for certain of our leased property. The sublease expired by its terms and the security deposit was returned to the sublessee during 2010.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximated fair value as of December 31, 2010 and 2009. Included on the balance sheet in prepaid and other current assets are securities available for sale, stated at fair market value, of approximately $12,000 and $11,000 at December 31, 2010 and 2009, respectively.

Advertising Costs

We charge advertising costs to expense as they are incurred. Total expenditures charged to advertising expense during 2010 and 2009 were $3,228,000 and $3,130,000, respectively.

Shipping and Handling Costs

We include shipping and handling costs as part of selling expenses in our statement of income. Total shipping and handling costs were $6,990,000 and $5,581,000 for 2010 and 2009, respectively.

Environmental Costs

In accordance with ASC 410-30 (formerly AICPA Statement of Position 96-1), "Environmental Obligations", environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or a commitment made by us to a formal plan of action or other appropriate benchmark (see Note H to the financial statements for additional discussion).

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to

reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. When necessary, a valuation allowance is recorded to reflect the estimated realization of the deferred tax asset.

We adopted the provisions of ASC 740-10 (formerly Financial Accounting Standards Board ("FASB") Interpretation No. 48), "Income Taxes", on January 1, 2007. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740-10. ASC 740-10 prescribes a two-step process to determine the amount of tax benefit to recognize. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by a tax authority. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If the tax position does not meet the "more-likely-than-not" threshold then it is not recognized in the financial statements. In accordance with ASC 740-10, we have elected to accrue interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. The adoption of this guidance had no effect on our financial conditions, results of operations, or cash flow at December 31, 2010.

Share-Based Compensation

In December 2004, the FASB issued ASC 718-10 (formerly Statement of Financial Accounting Standard No. 123 (revised 2004, "SFAS 123R")), "Share-Based Payment." ASC 718-10 addresses the accounting for share-based payments to employees, including grants of employee stock options. We adopted ASC 718-10 under the modified prospective method effective January 1, 2006. Under that method, compensation cost is recognized for share-based payments granted prior to January 1, 2006, but not yet vested, based on the grant date fair value estimated in accordance with the provisions of ASC 718-10. No stock options were granted during either 2010 or 2009 (see Note G).

Net Income per Share

Net income per common share or basic earnings per share amounts are adjusted to include, where appropriate, shares held by our employee stock ownership plan and deemed to be allocated to participants. Net income per share assuming full dilution includes, when applicable, the effects of options and convertible securities issued by the Company. Diluted earnings per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is anti-dilutive. Potentially dilutive common shares consist of the incremental common shares that would be issuable upon the assumed exercise of stock options and the conversion of convertible securities. The following table sets forth the computation of net income per share (in thousands, except for share and per share data):

	Year Ended December 31,	
	2010	2009
Numerator:		
Net income as reported	**$ 4,174**	$ 1,778
Denominator:		
Shares used in computing basic net income per weighted average common share outstanding	**5,664,236**	5,670,438
Effect of dilutive securities	**-**	318
Shares used in computing net income per weighted average common share outstanding assuming dilution	**5,664,236**	5,670,756
Basic net income per weighted average common share outstanding	**$ .74**	$ .31
Diluted net income per weighted average common share outstanding	**$ .74**	$ .31

As of both December 31, 2010 and 2009, options to purchase 375,000 shares were outstanding but not included in the weighted average common share calculation as the effect would have been anti-dilutive.

Comprehensive Income (Loss)

Reporting comprehensive income (loss) requires that certain items recognized under accounting principles generally accepted in the United States as separate components of stockholders' equity be reported as comprehensive income (loss) in an annual financial statement that is displayed with the same prominence as the other annual financial statements. This statement also requires that an entity classify items of other comprehensive income (loss) by their nature in an annual financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in excess of par value in the equity section of the balance sheet. Our reportable other comprehensive loss was $203,000 and $115,000 in 2010 and 2009, respectively. Comprehensive losses in these years resulted primarily from adjustments associated with unrecognized actuarial gains and losses relating to our defined benefit plan.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance that eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance as of January 1, 2010 did not have a material effect on our financial condition, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standards Update No. 09-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)" ("ASU 09-13"). ASU 09-13 updates the existing multiple-element arrangement guidance currently in ASC 605-25 "Revenue Recognition - Multiple-Element-Arrangements". This new guidance eliminates the requirement that all undelivered elements have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the fiscal year ending December 31, 2011, with early adoption permitted. We expect to adopt the standard in the first quarter of 2011. We do not expect the adoption of this guidance in 2011 to have a material effect on our financial condition, results of operations or cash flows.

In December 2009, the FASB issued Accounting Standards Update 2009-17 ("ASU 2009-17"), which codifies SFAS No. 167, Amendments to FASB Interpretation No. 46(R) issued in June 2009. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for interim and annual reporting periods beginning after November 15, 2009. The adoption of this guidance as of January 1, 2010 did not have a material effect on our financial condition, results of operations or cash flows.

In January 2010, the FASB issued an update regarding improving disclosures about fair value measurements. The update provides amendments requiring entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition the update requires entities to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements were effective for us in the first quarter of 2010 and had no impact on our financial condition, results of operations, or cash flows. The disclosures related to Level 3 fair value measurements are effective for us in the first quarter of 2011, but we do not expect this guidance to have a material impact on our financial condition, results of operations or cash flows.

C. Short-Term Borrowings

(Dollars in thousands)

	2010	2009
At December 31:		
Total line	**$ 32,000**	$ 32,000
Weighted average interest rate	**3.75%**	3.75%
For the year:		
Monthly average borrowing outstanding	**8,587**	8,836
Maximum borrowing outstanding at any month end	**15,100**	11,943
Monthly interest rate (weighted average)	**3.81%**	3.44%
Balance outstanding at December 31	**5,287**	-

The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under our revolving credit facility for seasonal working capital needs.

The Company's revolving credit line is provided by Wells Fargo Foothill, Inc. ("WFF") under a $32,000,000 Loan and Security Agreement signed on June 30, 2004, as amended (the "2004 Loan Agreement") with Wells Fargo Foothill, Inc. ("WFF"), which has a maturity date of June 29, 2012. The 2004 Loan Agreement is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly earnings before interest, taxes, depreciation, and amortization requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus .50% or at WFF's LIBOR rate plus 2.25%. We also are required to pay a monthly unused line fee of .375% of the maximum revolving credit amount (for the period January 1 through June 30 of each year, $25,000,000) less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. At December 31, 2010 and 2009, we had available lines of $18,577,000 and $22,446,000, respectively. As of December 31, 2010, we were in compliance with all covenants contained within the 2004 Loan Agreement.

In the ordinary course of business we may, from time to time, be contingently liable for performance under letters of credit. We had no outstanding letters of credit at December 31, 2010 or December 31, 2009. We are required to pay a fee quarterly equal to 2.0% per annum on outstanding letters of credit.

D. **Income Taxes**

The components of income taxes are as follows:

For each year ended December 31,
(Dollars in thousands)

	2010	2009
Provision (benefit) for income taxes:		
Currently payable:		
Federal	$ 2,329	$ 1,331
State	30	792
Deferred:		
Federal	(399)	(237)
State	(48)	(31)
	$ 1,912	$ 1,855
Deferred tax provision (benefit):		
Deferred compensation	$ -	$ 40
Accounts receivables reserves	(429)	(73)
Inventory capitalization	47	(159)
Deferred rent incentive	(130)	-
Environmental costs	(25)	(11)
Minimum pension adjustment	(133)	(130)
Postretirement benefits	(39)	(86)
Inventory Reserves	(32)	120
State NOL carryforwards	26	17
Depreciation	249	(33)
Other items	3	31
Valuation allowance	16	16
	$ (447)	$ (268)
A reconciliation of the Company's effective income tax rate is as follows:		
Statutory federal income tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	5.4	5.3
State tax adjustments	(7.1)	13.0
Valuation allowance	0.1	.4
Other items, net	(1.0)	(1.6)
Effective income tax rate	31.4%	51.1%
Components of the net deferred tax asset:		
Deferred tax assets:		
Accounts receivable reserves	$ 1,463	$ 1,034
Deferred Incentive Rent	130	-
Inventory capitalization	680	727
Postretirement benefits	2,121	2,082
Inventory reserves	176	144
Workman's compensation	9	9
State NOL carryforwards	288	314
Environmental costs	(158)	(183)
Minimum pension adjustment	365	232
Other	178	181
Gross deferred asset	5,252	4,540
Deferred tax liabilities:		
Depreciation	(205)	44
Valuation allowance	(216)	(200)
Net deferred tax asset	$ 4,831	$ 4,384

In accordance with the criteria established in ASC 740-10 (formerly Statement of Financial Accounting Standards No. 109), "Income Taxes", we regularly assess the status of our valuation allowance, if any, based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. As a result of our evaluations at December 31, 2010 and 2009, we recorded valuation allowances of $216,000 and $200,000, respectively, against our deferred tax assets in connection with certain state net operating loss carryforwards which are not expected to be fully realized.

During 2010, we received net state income tax refunds of approximately $530,000 related to prior year tax filings which reduced the effective tax rate for 2010. The state income tax adjustment in 2009 reflects differences between amounts recognized for financial reporting purposes and amounts reported on certain of our state tax returns for years prior to 2009. The effect of the adjustment was immaterial to all periods presented. At December 31, 2010, we have remaining state net operating loss carryforwards of approximately $3,625,000 which expire through 2024. These loss carryforwards are available to reduce state taxable income, if any. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. As described above, at December 31, 2010 we recorded a valuation allowance of $216,000 against our deferred tax asset in connection with certain of these state carryforwards.

We adopted the provisions of ASC 740-10 (formerly FASB Interpretation No. 48), "Income Taxes", on January 1, 2007. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a two-step process to determine the amount of tax benefit to recognize. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by a tax authority. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If the tax position does not meet the "more-likely-than-not" threshold then it is not recognized in the financial statements. In accordance with ASC 740-10, we have elected to accrue interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. Upon adoption on January 1, 2007 and as of December 31, 2010, we had no unrecognized tax benefits recorded. We do not anticipate that it is reasonably possible that unrecognized tax benefits as of December 31, 2010 will significantly change within the next 12 months.

E. Long-Term Obligations

Long-term obligations at December 31 are as follows:

(Dollars in thousands)

	2010	2009
Postretirement benefits (See Note F)	**$ 5,370**	$ 5,272
Environmental liabilities (See Note H)	**1,595**	1,526
Obligation on property sublease and deferred rent	**330**	42
Deposits and other	-	89
Total long-term obligations, including current portion	**7,295**	6,929
Less current portion	**(711)**	(497)
Total long-term obligations	**$ 6,584**	$ 6,432

F. Employee Benefits

Effective January 1, 1994, we amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan, which the Company further amended and restated as of January 1, 2011 (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects management's continued desire to provide added incentives and to enable employees to acquire shares of our common stock. The cost of the Plan has been borne by the Company.

The savings (401(k)) component of the Plan provides employees an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the discretion of the Board of Directors. Shares of Common Stock acquired by the stock ownership component of the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule. Expenses associated with contributions to the Plan were $301,000 and $285,000 for 2010 and 2009, respectively. At December 31, 2010 and 2009, the Plan held a total of 2,081,685 and 2,142,623 shares, respectively, of our outstanding common stock, including 41,596 shares which had not been allocated to participants at December 31, 2009. There were no unallocated shares held by the Plan at December 31, 2010. From time to time, we make loans to the Plan at an interest rate equal to the Prime lending rate plus 2 percentage points per annum to provide the Plan with liquidity, primarily to enable the Plan to make distributions of cash rather than shares to former employees. There were no outstanding obligations due from the Plan at December 31, 2010 or December 31, 2009.

In October 1999, the Plan's 401(k) Savings and Stock Ownership Plan Committee authorized the repurchase by the Plan of up to 600,000 shares of the Company's common stock. Purchases are made at the discretion of the Plan's trustees from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. Repurchases are intended to be financed by the Plan with its own funds and from any future cash contributions made by us to the Plan. Shares acquired will be used to provide benefits to employees under the terms of the Plan. Since the repurchase plan was authorized in October 1999, the Plan has repurchased 112,455 shares. The Plan purchased no shares during either 2010 or 2009.

We provide postretirement life insurance, supplemental pension and medical benefits for certain groups of active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. We recognize the cost of postretirement benefits over the period in which they are earned and amortize the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.

The following table sets forth a reconciliation of the beginning and ending balances of our postretirement benefits, and defined benefits under our 1987 Deferred Compensation Plan described below:

For each year ended December 31,
(Dollars in thousands)

	Postretirement Benefits		Defined Benefits	
	2010	2009	**2010**	2009
Change in Benefit Obligation				
Benefit obligation at beginning of year:	**$ 5,272**	$ 5,052	**$ -**	$ 102
Service cost	**12**	10	**-**	-
Interest cost	**277**	302	**-**	3
Participants' contributions	**-**	-	**-**	-
Amendments	**-**	-	**-**	-
Actuarial (gain) loss	**455**	345	**-**	-
Benefits paid	**(646)**	(437)	**-**	(105)
Benefit obligation at end of year (1)	**$ 5,370**	$ 5,272	**$ -**	$ -
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ -**	$ -	**$ -**	$ -
Employer contributions	**646**	437	**-**	105
Participants' contributions	**-**	-	**-**	-
Benefits paid	**(646)**	(437)	**-**	(105)
Fair value of Plan assets at end of year	**$ -**	$ -	**$ -**	$ -
Funded status	**$ (5,370)**	$ (5,272)	**$ -**	$ -
Unrecognized actuarial (gain) loss (2)	**712**	256	**-**	-
Unrecognized transition obligation (2)	**211**	331	**-**	-
Accrued benefit cost	**$ (4,447)**	$ (4,685)	**$ -**	$ -

(1) Amounts totaling $476,000 and $451,000 have been included in current portion of long-term obligations as of December 31, 2010 and 2009, respectively. The remaining balance has been included in long-term obligations as set forth in Note E.

(2) These amounts are included in accumulated other comprehensive (loss), net of tax, on the balance sheets, and have not yet been recognized as components of net periodic benefit cost.

In 2011, we expect to recognize in net periodic pension cost $119,000 of the unrecognized transition obligation and $16,000 of the unrecognized actuarial loss.

The weighted-average discount rate used in determining the accumulated benefit obligations was 5.0% and 5.5% at December 31, 2010 and 2009, respectively. For measurement purposes, a 7.5% annual rate of increase is assumed for 2010 in both the per capita cost of covered Medicare Part B health care benefits and AARP Medicare Supplemental Coverage. This rate is assumed to decrease gradually for both programs to 5.00% by 2016 and remain at that level thereafter. As of the current valuation date, all participants in the Pre-65 Continuation of Medical Coverage program are age 65 or older, therefore, no valuation is presented.

Net periodic pension costs in connection with the 1987 Plan, as discussed below, were determined using a discount rate of 6.25% for fiscal year 2009. As noted below, our 1987 Plan was fully paid out and eliminated as of December 31, 2009. Net periodic postretirement and defined benefit cost for fiscal 2010 and 2009 included the following components:

For each year ended December 31,
(Dollars in thousands)

	Postretirement Benefits		**Defined Benefits**	
	2010	2009	**2010**	2009
Service cost	**$ 12**	$ 10	**$ -**	$ -
Interest cost	**277**	302	**-**	3
Recognized actuarial loss	**-**	-	**-**	3
Amortization of transition obligation	**120**	119	**-**	-
Net periodic benefit costs included in selling and administrative expenses	**$ 409**	$ 431	**$ -**	$ 6

We have multiple health care and life insurance postretirement benefit programs which are generally available to executives. The health care plans are contributory (except for certain AARP and Medicare Part B coverage) and the life insurance plans are noncontributory. A portion of the life insurance benefits are fully insured through group life coverage and the remaining life benefits are self-insured. Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age 60 with ten years of service. Proceeds from these contracts are expected to be adequate to fund our obligations. The cost of these contracts is included in the annual postretirement cost shown above.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point decrease in assumed health care cost trend rates would decrease the total of service and interest cost by $2,000 and the postretirement benefit obligation by $37,000 respectively, while a one-percentage point increase would increase the total of service and interest cost by $2,000 and the postretirement benefit obligation by $41,000.

In 1987, we adopted a deferred compensation plan (the "1987 Plan") available to certain key executives for the purpose of providing retirement benefits. Interest credited to participants' accounts is paid at retirement in the form of a monthly annuity over a period of ten years. Effective January 1, 2000, we placed all participants in the 1987 Plan who were not already receiving benefits into payout status. Participants received benefit payments over ten years resulting in the elimination of the Company's liability under the 1987 Plan as of December 31, 2009.

We use loans against the policy cash values to pay part or all of the annual life insurance premiums, except for the variable life policies. The life insurance policies state that we have the legal right of offset. The aggregate gross cash surrender value of all policies was approximately $4,445,000 and $5,188,000 at December 31, 2010 and 2009, respectively, which is included in other assets, net of policy loans aggregating approximately $1,553,000 and $1,920,000, respectively. We presently have no intention of repaying any policy loans and expect that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $79,000 and $186,000 in 2010 and 2009, and is included in the net costs of the various plans described above. The weighted average interest rate on policy loans was 4.6% and 5.6% at December 31, 2010 and 2009, respectively.

No cash contributions in 2011 are expected to be made to the benefit plans other than funding current benefit payments.

The following benefit payments, which reflect future service as appropriate, are expected to be paid in connection with our postretirement benefit obligation. The benefit payments are based on the same assumptions used to measure our benefit obligations at December 31, 2010.

(Dollars in thousands) **Fiscal year ended December 31,**	**Future Benefit Payments**
2011	$ 477
2012	478
2013	474
2014	468
2015	457
2016 through 2020	2,024

G. Stock Awards

In April 1998, our stockholders approved the Swank, Inc. 1998 Equity Incentive Compensation Plan (the "1998 Plan") which replaced the Company's prior incentive stock plans, all of which had expired by their terms. The 1998 Plan permits our Board of Directors to grant a maximum of 1,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. We granted options for 625,000 shares under the 1998 Plan in 2001. These shares vested immediately.

During the first quarter of 2008, we granted options for the remaining 375,000 shares under the 1998 Plan to certain of our key executives. Of the 375,000 option shares, 260,000 shares were granted at an exercise price equal to the fair market price on the date of the grant of $5.05 per share. The remaining 115,000 shares, which were issued to participants owning greater than 10% of the Company's outstanding voting stock, were issued at an exercise price of 110% of the fair market value at the date of the grant, or $5.56 per share. The options expire five years from the date of grant and vest 25% on each of the first four anniversary dates of the grant. The fair value of the option grant was estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility was estimated using the Company's historical volatility, calculated on a trailing 39-month basis. We believe that the significant improvement in the Company's financial condition during the past several years makes share prices prior to December 2004 not meaningful as indicators of expected future volatility. The expected term of the options is four years, based on the simplified method of calculating expected life pursuant to ASC 718-10 (formerly SFAS 123(R) and Staff Accounting Bulletin No. 107), "Compensation – Stock Compensation." The risk-free rate of 2.73% is based upon the yield of a zero-coupon U.S. Treasury Note with a maturity date close to the expiration date of the expected term of the grant. ASC 718-10 requires the Company to reflect the benefits of tax deductions in excess of recognized compensation cost to be reported as both a financing cash inflow and an operating cash outflow. The Company has recognized no such tax benefits to date. The 1998 Plan expired by its terms in 2008 and no awards under that plan were granted during either 2010 or 2009.

There were no stock options exercised and the Company did not recognize any related tax benefits during 2010 or 2009. During each of 2010 and 2009, we recognized $253,000 in compensation expense related to the 2008 grant. As of December 31, 2010 and 2009, there was $296,000 and $549,000, respectively, in total unrecognized compensation cost related to outstanding options granted after the adoption of ASC 718-10 that is expected to be recognized over the remaining vesting period of the grant.

The following table summarizes stock option activity for the years 2010 and 2009:

	Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2008	376,667	$ 5.19
Outstanding at December 31, 2009	376,667	$ 5.19
Expired	1,667	$ 1.60
Outstanding at December 31, 2010	375,000	$ 5.21

Options outstanding as of December 31, 2010 were as follows:

Exercise Price	Shares	Weighted Average Life (Years)	Weighted Average Price	Shares Exercisable	Weighted Average Price
$5.05 - $5.56	**375,000**	**2.16**	**$5.21**	**187,500**	**$5.21**

A summary of option activity under the stock-based compensation plans as of December 31, 2009 and changes during the year then ended is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value * (000s)
Outstanding at December 31, 2009	376,667	$5.19	3.16	$ -
Outstanding at December 31, 2010	375,000	$5.21	2.16	$ -
Vested or expected to vest at December 31, 2010	187,500	$5.21	2.16	$ -
Exercisable at December 31, 2010	187,500	$5.21	2.16	$ -

* The aggregate intrinsic value on this table was calculated based on the positive difference, if any, between the market value of our common stock and the exercise price of the underlying options.

During 2008, our stockholders approved the Swank, Inc. 2008 Stock Incentive Plan (the "2008 Plan") to replace our previous plans that had expired by their terms. The 2008 Plan permits our Board of Directors to grant a maximum of 1,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. During 2010 and 2009, we granted aggregate stock awards of 10,306 shares and 33,410 shares (net of shares withheld in connection with income tax and other withholdings), respectively, to certain key employees in lieu of cash bonuses earned during fiscal 2009 and 2008. We recorded compensation expense of $50,000 and $60,000 representing the grant-date fair value of the awards in our 2009 and 2008 statements of income, respectively. The grant-date fair value was determined using the closing price of our common stock as quoted on yahoo.com as of the date of grant.

H. Commitments and Contingencies

We lease certain of our warehousing, sales and office facilities, automobiles and equipment under non-cancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expense amounted to $2,362,000 and $2,445,000 in 2010 and 2009, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2010 are as follows:

(Dollars in thousands)	
2011	$ 2,287
2012	2,251
2013	2,234
2014	1,457
2015	1,280
Thereafter	3,020
Total minimum payments	**$ 12,529**

We have exclusive licenses to various patents, trademarks, trade names and copyrights in the United States and, in some instances, in certain other jurisdictions. Our "Kenneth Cole", "Tommy Hilfiger", "Nautica", "Geoffrey Beene", "Claiborne", "Tumi", "Guess?", "Chaps", "Pierre Cardin", "Donald Trump", "Buffalo David Bitton", and "US Polo Association" licenses collectively may be considered material to our business. At December 31, 2010, we are obligated to pay minimum royalty and advertising under certain license agreements as follows: 2011 - $9,301,000; 2012 - $8,965,000; 2013 - $9,083,000; and 2014 - $5,751,000. Our license agreements generally require us to provide various forms of advertising and promotional support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. We also pay a percentage of net sales to a consulting firm controlled by one of our directors in connection with license agreements which that firm introduced to us. Royalty payments made by us in connection with this agreement were approximately $98,000 and $82,000 for the years ended December 31, 2010 and 2009, respectively. We regularly assess the status of our license agreements and anticipate renewing those contracts expiring in 2011, subject to the negotiation of terms and conditions satisfactory to us.

On June 7, 1990, we received notice from the United States Environmental Protection Agency ("EPA") that we, along with fifteen others, had been identified as a Potentially Responsible Party (collectively, the "PRPs") in connection with the release of hazardous substances at the Shpack Superfund site located in Norton and Attleboro, Massachusetts (the "Site"). We, along with six other PRPs, subsequently entered into an administrative order by consent pursuant to which, *inter alia*, we and they undertook to conduct a remedial investigation/feasibility study (the "RI/FS") with respect to the alleged contamination at the Site.

The RI/FS of the Site was completed and EPA prepared its record of decision. On August 15, 2006, we received a Special Notice letter from EPA indicating that EPA expected us, and others, to perform the Remedial Design/Remedial Action ("RD/RA") for the Shpack site. A number of parties, including us, submitted a good faith offer letter to EPA in response to the Special Notice, and began discussions with EPA regarding the Site. We and twelve other parties (the "PRP Group"), along with the United States Department of Energy ("USDOE"), signed a judicial consent decree relating to the Site, which was lodged on December 9, 2008 with the United States District Court for the District of Massachusetts, Eastern Division. The PRP Group members have agreed in the consent decree, jointly and severally, to perform remediation activities at the Site in accordance with a statement of work agreed to between EPA, on the one hand, and, on the other hand, the PRP Group and USDOE. In addition, the PRP Group members have agreed on a cost sharing allocation and procedures for the funding and performance of the consent decree obligations. In accordance with this agreement, we would not be responsible for increased costs of remediation at the Site due to the presence of radiological contamination. As among the PRP Group members, certain members, but not the Company, have agreed to be responsible for the increased costs. In addition, USDOE has agreed in the consent decree to be responsible for one-half of those costs.

EPA estimates the total cost of remediation at the Site to be approximately $43,000,000, which includes two response actions at the site. The first action, managed by the U.S. Army Corps of Engineers

and which is in process, is designed to remove radiological contamination. The second action, led by EPA, is designed to remove non-radioactive contamination. The PRP Group members that did not generate radioactive materials, including us, should not be responsible for participating, financially or otherwise, in the first response action. The second phase of the remediation would commence after the first phase has been completed (which we expect no earlier than the second half of 2011). Based on information we have received from the PRP Group, the expected costs to complete the RD/RA will be in the range of $13,000,000 to $18,000,000. We believe that this matter will not have a material adverse effect on our operating results, financial condition or cash flows, and that we have adequately reserved for the potential costs associated with this site. At December 31, 2010 we had accrued $1,518,000 for potential costs associated with this site.

In September 1991, we signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island. The consent decree was entered on August 28, 1992 by the United States District Court for the District of Rhode Island. The most likely scenario for remediation of the ground water at this site is through natural attenuation, which will be monitored until 2017. The estimated cost of remediation by natural attenuation through 2017 is approximately $1,500,000. Based on current participation, the Company's share of these costs is approximately $134,000 with a remaining liability of approximately $77,000 which is accrued as of December 31, 2010. We believe that the cost of remediation of this site will not have any material adverse effect on our operating results, financial condition or cash flows based on the results of periodic tests conducted at the site, and that we have adequately reserved for the potential costs associated with this site.

The estimated liability for costs associated with environmental sites is included in long-term obligations in the accompanying balance sheets (See Note E), exclusive of currently payable amounts of approximately $234,000 and $4,000 included in other current liabilities in 2010 and 2009, respectively. These amounts have not been discounted. We believe that the accompanying financial statements include adequate provision for environmental exposures.

In the ordinary course of business, we may, from time to time, be contingently liable for performance under letters of credit. No letters of credit were outstanding at either December 31, 2010 or December 31, 2009. We are required to pay a monthly fee presently equal to 2.0% per annum on the outstanding letter of credit.

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executive's employment and, under certain circumstances, for a period of time following their termination.

We are subject to legal proceedings and claims which arise in the ordinary course of our business. Although there can be no assurance as to the disposition of these proceedings, we do not anticipate that these matters will have a material impact on our results of operations or financial condition.

I. Promotional Expenses

Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance our business and, as described in Note H to the financial statements, certain license agreements require specified levels of spending. We charge advertising costs to expense as they are incurred. Total expenditures charged to advertising and promotion expense, exclusive of cooperative advertising and display expenditures, during 2010 and 2009 were $3,228,000 and $3,130,000, respectively.

J. Fair Value Measurements

In September 2006, the FASB issued ASC 820-10-65 (formerly Statement of Financial Accounting Standards No. 157), "Fair Value Measurements and Disclosures". ASC 820-10-65 defines fair value, provides guidance for measuring fair value and requires certain disclosures. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820-10-65 defines fair value based upon an exit price model. ASC 820-10-65 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity 's own assumptions.

Our cash and cash equivalents consist of cash on deposit at various financial institutions at December 31, 2010. Included on the balance sheet in prepaid and other current assets are securities available for sale, stated at fair market value, of approximately $12,000 and $11,000 at December 31, 2010 and 2009, respectively.

K. Disclosures About Segments of an Enterprise and Related Information

We follow ASC 280-10 (formerly SFAS No. 131), “Segment Reporting”, which establishes standards for the way that public business enterprises report information about operating segments. Operating segments are defined as components of a company for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and to assess financial performance. We are engaged in one business, the sale of men's and women’s accessories consisting of belts, wallets and other small leather goods, suspenders and jewelry. Our company and our customer relationships are organized around this one business segment. Our products are sold principally through department stores and to a lesser extent, through specialty stores and mass merchandisers.

L. Quarterly Financial Data (unaudited)

We believe that the results of operations are more meaningful on a seasonal basis (approximately January-June and July-December) than on a quarterly basis. The timing of shipments can be affected by the availability of materials, retail sales and fashion trends. These factors may shift volume and related earnings between quarters within a season differently in one year than in another.

(Dollars in thousands except per share data)	Quarter ending			
	Mar 31	**Jun 30**	**Sep 30**	**Dec 31**
2010				
Net sales	**$ 25,655**	**$ 29,420**	**$ 32,595**	**$ 45,032**
Gross profit	**6,773**	**8,636**	**10,228**	**15,412**
Net income (loss)	**(457)**	**(61)**	**1,129**	**3,563**
Net income (loss) per common share – basic	**(.08)**	**(.01)**	**.20**	**.63**
Net income (loss) per common share – diluted	**(.08)**	**(.01)**	**.20**	**.63**
2009				
Net sales	$ 23,971	$ 26,501	$ 28,639	$ 35,687
Gross profit	7,493	8,117	8,704	12,112
Net income (loss)	(279)	401	390	1,266
Net income (loss) per common share – basic	(.05)	07	.07	.22
Net income (loss) per common share – diluted	(.05)	07	.07	.22

M. Related Party Transactions

John Tulin, our Chairman and Chief Executive Officer, has three family members who are employed by us in various positions and are compensated for services rendered by them to us.

We also pay a percentage of net sales to a consulting firm controlled by one of our directors in connection with certain license agreements which that firm introduced to us. Royalty payments made by us in connection with this agreement were approximately $98,000 and $82,000 for the years ended December 31, 2010 and 2009, respectively.

About the Company

Swank, Inc. is a leading distributor of men's and women's belts, leather accessories, suspenders and jewelry. We are dedicated to maintaining style and quality leadership in the broad diversity of products we market.

Our customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. Our ten largest customers represented approximately 67% and 73% of net sales in 2010 and 2009, respectively.

In order to appeal to a large economic cross-section of the buying public, most of our collections are offered in a wide variety of styles and price ranges.

We take great pride in the strength of our consumer franchise and the brand name recognition of our products, which include “Kenneth Cole", “Tommy Hilfiger”, “Nautica”, "Geoffrey Beene", "Claiborne", "Guess?", “Donald Trump”, “Tumi”, “Chaps”, “Buffalo David Bitton”, "Pierre Cardin”, and “US Polo Association”, among others, and under a variety of private labels to a number of retailers.

As of December 31, 2010, 40 salespeople, including district sales managers and independent sales representatives, were engaged in the sale of our products working out of sales offices located in New York, NY and Atlanta, GA. In addition, we sell certain of our products through three company-owned factory outlet stores in three states. Our main administrative headquarters and distribution facility is located in Taunton, MA. As of December 31, 2010 we employed 256 people and all but a few in China are located in the United States.

Market for the Registrant's Common Equity and Related Stockholder Matters.

Our common stock, $.10 par value per share (the "Common Stock") is traded in the over-the-counter market under the symbol SNKI. The following table sets forth for each quarterly period during the last two fiscal years the high and low bid prices for the Common Stock, as reported by yahoo.com (which prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions).

	2010		2009	
Quarter	**High**	**Low**	**High**	**Low**
First	$3.00	$2.00	$1.40	$ .55
Second	3.05	2.25	2.40	.92
Third	2.98	2.15	2.90	2.10
Fourth	4.35	2.00	3.00	2.33

Number of Record Holders at June 27, 2011 – 536

Our loan agreement prohibits the payment of cash dividends on our Common Stock (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). We have not paid any cash dividends on our Common Stock during the last two fiscal years and we have no current expectation that cash dividends will be paid in the foreseeable future.

Form 10-K

The Company's Annual Report on Form 10-K will be furnished without charge to stockholders. Written requests for this report should be forwarded to Mr. Jerold R. Kassner, Corporate Secretary, Swank, Inc., 656 Joseph Warner Boulevard, Taunton, Massachusetts 02780.

CORPORATE INFORMATION

BOARD OF DIRECTORS

John Tulin
Chairman of the Board and Chief Executive Officer

Eric P. Luft
President

James E. Tulin
Senior Vice President – Merchandising

John J. Macht
The Macht Group, Retail and Marketing Consultants

Michael M. Rubin
mRm & Associates, Management Consultants

CORPORATE DATA

Administrative Offices and Distribution Facility
656 Joseph Warner Boulevard
Taunton, MA 02780

Executive and National Sales Offices
90 Park Avenue
New York, NY 10016

International Division Sales Offices
90 Park Avenue
New York, NY 10016

Regional Sales Offices
Atlanta and New York

General Counsel
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174

Independent Registered Public Accountants
BDO USA, LLP
100 High Street
Boston, MA 02110

Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

CORPORATE OFFICERS

John Tulin
Chairman of the Board and
Chief Executive Officer

Eric P. Luft
President

James E. Tulin
Senior Vice President-
Merchandising

Paul Duckett
Senior Vice President-
Distribution and
Retail Store Operations

Jerold R. Kassner
Executive Vice President-
Chief Financial Officer
Secretary and Treasurer

Melvin Goldfeder
Senior Vice President-
Special Markets

William F. Rubin
Senior Vice President—
Regional Sales

Arthur T. Gately, III
Vice President-
Administration